UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 17, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

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Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

August 17, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER EXTENDS SILVER-GOLD MINERALIZATION AT GUANAJUATO MINE

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that the Company's Phase II surface diamond drilling program and extensive underground sampling have extended the limits of the silver-gold mineralization in the Guanajuatito-Encarnación area of its wholly-owned Guanajuato Mine in Guanajuato, Mexico. Both the drilling and sampling are part of a comprehensive, ongoing exploration program at the Mine aimed at better understanding and delineating the silver-gold mineralization in this world class deposit.

The first part of the 2006 drill program, comprising 3,205 metres in thirteen holes, was completed under and northwest of the Guanajuatito ramp, and in the adjacent Encarnación area along the trend of the Veta Madre, approximately one kilometre northwest of the famous Valenciana Mine (now owned by Great Panther). The program was designed to surround the 2005 drilling that intersected 692 g/t silver and 5.17 g/t gold over 5.8 metres and 1,096 g/t silver and 4.15 g/t gold over 2.5 metres (see News Release Dec. 1, 2005 and longitudinal section on Company web-site). A total of nineteen holes have now been drilled in this area at approximately 50 metre intervals, covering a strike length of 400 metres and a vertical extent of 100 to 150 metres.

The work to date in this northwest area of the Guanajuato Mine Complex has included the collection of more than 1,000 underground channel samples and is leading to a better understanding of the distribution of silver-gold mineralization. It has been observed that, while the Veta Madre quartz breccia is fairly consistent and is present in almost every hole, silver and gold grades vary somewhat, with higher grades tending to cluster in pockets with lower grade material in between, a typical feature of precious metal vein deposits. This is illustrated on the level plan maps on the Company website. As such, even low grade intersections of vein material in drill holes spaced 50 metres apart are important as they indicate the continuity of the zone. Continued detailed sampling underground and/or follow-up drilling on a closer spacing will be needed to better define the actual grade of the zone.

Significant results from the 2006 drilling include 2.87 metres of 651g/t silver and 3.16g/t gold in hole GTT-06-015, located approximately 50m vertically below GTT-05-005 (1,096 g/t silver and 4.15 g/t gold over 2.5 metres). Drill hole GTT-06-015 helps define a high grade zone of silver-gold mineralization below the Guanajuatito ramp in the section 2800N area (see longitudinal section). Drill hole GTT-06-014 intersected 9.5m of anomalous Veta Madre mineralization including 6.0 metres of 111g/t silver and 1.55g/t gold under the Guanajuatito level +45 (mining formerly took place above level +45). Drill hole GTT-06-010 intersected 6.0m of anomalous Veta Madre with 1.0 metre of 82g/t silver and 0.35g/t gold. GTT-06-010 is 40 metres vertically below the high grade GTT-05-004 (692 g/t silver and 5.17 g/t gold over 5.8 metres). Drill hole GTT-06-013 intersected 8.2m of anomalous Veta Madre while GTT-06-019 intersected a broad zone of silica breccia with 1.0 metre of 77g/t silver and

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

0.59g/t gold. This hole is 60m northwest of former mining on the Encarnación sublevel 45. Details of significant intersections are listed below.

As in the 2005 drilling, two styles of mineralization were noted in the 2006 holes: silver-gold mineralization in the Veta Madre itself and a zone of gold-arsenic-antimony stockwork mineralization in the hanging wall. Although only the Veta Madre style has returned grades of an economic level so far, the stockwork style often contains anomalous levels of gold and will be evaluated underground to better understand the distribution of the mineralization.

Highlights of Diamond Drilling:

Hole No.	From (m)	To (m)	Width (m)	True Width (m)	Ag (g/t)	Au (g/t)
GTTO-05-004*	131.7	137.5	5.8	4.1	692	5.17
GTTO-05-005	110.5	113.0	2.5	1.77	1,096	4.15
GTTO-05-006	113.5	115.0	1.5	1.06	209	1.55
GTT-06-010	160.0	161.0	1.0	0.9	82	0.35
GTT-06-013	156.7	158.5	1.8	1.5	22	0.55
GTT-06-014	167.0	176.5	9.5	8.1	90	1.13
Includes	169.0	176.0	6.0	5.1	111	1.55
GTT-06-015	168.83	171.7	2.87	2.4	651	3.16
GTT-06-016	218.5	220.4	1.9	1.6	127	0.91
GTT-06-019	220.5	221.5	1.0	0.9	77	0.59

* designates results released Dec 1, 2005.

The drilling and sampling to date are starting to define a zone of silver-gold mineralization (the Guanajuatito Zone) that appears to plunge off to the southwest. This zone is approximately 200 metres along strike and could extend for at least 400 metres down-plunge as it appears to join up with mineralization intersected in deep drilling from the 1980’s (see longitudinal section on website). Structurally, this appears to be a new trend to mineralization in the mine complex and may be related to the contact between a dioritic intrusive that forms the hanging wall in the Guanajuatito area and the “Guanajuato Conglomerate” which is the hanging wall unit along strike to the southeast.

Plan maps for the Guanajuatito +45 level and Encarnación +15 level (all mine levels are referenced to the ‘0 metre’ elevation at the access to the Rayas shaft) have been included on the Company website. Re-sampling of these levels (2450N – 2750N sections) returned some excellent values associated with the Veta Madre silica breccia. Mineralized intersections in GTT-06-013, 014 and 019 imply further potential in this area and have helped to define the western limits to the Encarnación Zone, which appears to follow the more common southeast plunge and is open to depth. Continued evaluation of this part of the mine will be conducted from underground as is will be more cost-efective than drilling from surface.

On the Guanajuatito +45 level, 31.6% of the samples assayed greater than 55 g/t silver equivalent (AgE) using US$525/oz gold and US$10.50/oz silver. These samples averaged 178 g/t AgE (143 g/t AgE using an 80% historic mill recovery rate). On the Encarnación +15 level, 57.1% of the samples assayed greater than 55 g/t silver equivalent (AgE) using the same prices. These samples averaged 231 g/t AgE (185 g/t AgE using an 80% historic mill recovery rate). On both levels, the higher grade values cluster into distinct zones as seen on the level plans.

The Guanajuatito ramp provides easy access to the mineralization throughout the Guanajuatito-Encarnación area where only a minor amount of mining has taken place in the past. Further underground development is already underway and this part of the mine is providing about 150 tonnes per day to the mill. Underground mapping and sampling is continuing in this area and the surface drilling is continuing in the Animas and Promontorio area in the Cata and Rayas shaft areas to the southeast. Results for these areas will be released in due course.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Samples were assayed at ALS Chemex Labs in Vancouver and SGS in Durango and diamond drilling was contracted to BDW Drilling Mexico, of Guadalajara. The Company’s QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments. Aspects of the Guanajuato Mine relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Guanajuato Project under the meaning of NI 43-101.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: September 18, 2006

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